UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 484th BOARD OF DIRECTORS MEETING OF

TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 20th, 2025

1. DATE, TIME AND VENUE: On February 20th, 2025, at 09h00 a.m. (São Paulo local time), held at the headquarters of Telefônica Brasil S.A. (“Company”), located at Avenida Engenheiro Luiz Carlos Berrini, 1376, 32nd floor, sala Viva Tudo, Bairro Cidade Monções, city of São Paulo, State of São Paulo.

2. CALL NOTICE AND ATTENDANCE: The call notice was made pursuant to the Company’s Bylaws. The members of the Company’s Board of Directors, who subscribe these minutes, were present, establishing, therefore, quorum in accordance with the Bylaws for the installation of the meeting. Also present were the Chief Financial Officer and Investor Relations Officer, Mr. David Melcon Sanchez-Friera; the General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, as Secretary of the Meeting; in addition to the individuals referred to each of the matters below, whose participations were restricted to the time of appraisal of their respective subjects.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the meeting; Breno Rodrigo Pacheco de Oliveira – Meeting Secretary.

4. AGENDA AND RESOLUTION: After examining and discussing the subjects on the Agenda, the Board of Directors unanimously decided as follows:

4.1. Deliberate on the Financial Statements and the Annual Management Report, accompanied by the Independent Auditors’ Report, as well as the Results Allocation Proposal, all documents related to the fiscal year ended on December 31st, 2024: Mr. David Melcon Sanchez-Friera, Chief Financial Officer and Investor Relations Officer, presented: (i) the Financial Statements; (ii) the Annual Management Report; and (iii) the Results Allocation Proposal, all documents related to the fiscal year ended on December 31st, 2024 (“Financial Statements”, “Annual Management Report” and “Results Allocation Proposal”, respectively). Baker Tilly 4Partners Auditores Independentes Ltda. representative (“Independent Auditors”) present at the meeting, Mr. Nelson Varandas dos Santos, presented the final draft of the Independent Auditors' Report on the Individual and Consolidated Financial Statements, highlighting that the Financial Statements adequately present, in all material aspects, the individual and consolidated financial position and financial performance of the Company as of December 31st, 2024, the individual and consolidated cash flows for the fiscal year presented, and reinforced that there were no inconsistencies in relation to the Financial Statements, to the Annual Management

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 484th BOARD OF DIRECTORS MEETING OF

TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 20th, 2025

Report and to the Result Allocation Proposal. Additionally, Mr. Nelson Varandas dos Santos declared the independence of the Independent Auditors in relation to the Company and, in this opportunity, all present members of the Board of Directors were formally positioned in respect to the declaration of independence presented by the Independent Auditors, informing not being aware of any fact that could affect such declaration of independence. Furthermore, present at the meeting were the members of the Fiscal Council, Mr. Stael Prata Silva Filho, Mrs. Gabriela Soares Pedercini and Mrs. Luciana Doria Wilson, who, having previously analyzed the documents, within the scope of the Fiscal Council, expressed a favorable opinion on the Financial Statements and the Annual Management Report, accompanied by the Independent Auditors’ Report, and the Results Allocation Proposal, and to the submission of these documents to the General Shareholders’ Meeting. After considering the matters and discussing among those present, the Board of Directors, taking into account the favorable opinions and reports from the Fiscal Council and the Audit and Control Committee, unanimously approved the Financial Statements and the Annual Management Report, accompanied by the Independent Auditors’ Report, and Results Allocation Proposal, issuing a favorable opinion for the submission of these documents for approval at the General Shareholders’ Meeting.

4.2. Deliberate on the Call Notice for the Company’s General Shareholders’ Meeting: The General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, presented the proposal for a Call Notice for the Company’s General Shareholders’ Meeting, to be held on April 25th, 2025, and the Board unanimously approved said Call Notice, with the Chairman of the Board being authorized to adopt the necessary measures to do so, subject to the applicable legal and statutory provisions.

5. CLOSING: There being no further matters to discuss, the Chairman of the Board of Directors declared the meeting adjourned and these minutes were drawn up. São Paulo, February 20th, 2025. (aa) Board of Directors: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Alfredo Arahuetes García; Ana Theresa Masetti Borsari; Andrea Capelo Pinheiro; Christian Mauad Gebara; Denise Soares dos Santos; Francisco Javier de Paz Mancho; Ignácio Moreno Martínez; Jordi Gual Solé; José María Del Rey Osorio; Juan Carlos Ros Brugueras; and Solange Sobral Targa. Fiscal Council Members: Stael Prata Silva Filho; Gabriela Soares Pedercini; and Luciana Doria Wilson. Independent Auditors: Nelson Varandas dos Santos. Secretary of the Meeting: Breno Rodrigo Pacheco de Oliveira.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 484th BOARD OF DIRECTORS MEETING OF

TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 20th, 2025

I hereby certify that these minutes are a faithful copy of the minutes of the 484th Meeting of the Board of Directors of Telefônica Brasil S.A., held on February 20th, 2025, drawn up in the Company’s book. This is a free English translation.

__________________________________

Breno Rodrigo Pacheco de Oliveira

Meeting Secretary

OPINION OF THE BOARD OF DIRECTORS

The members of the Board of Directors of Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”), in the exercise of their legal duties and responsibilities, as provided for in Law No. 6,404, of December 15th, 1976 (“Corporations Law”), and of its Bylaws, examined and analyzed the (i) Company’s Financial Statements and Annual Management Report, both in relation to the fiscal year ended on December 31st, 2024, (“2024 Financial Statements”), accompanied by the Independent Auditors’ Report, as well as the (ii) Results Allocation Proposal for the fiscal year ended on December 31st, 2024 (“Results Allocation Proposal”), and, considering the information presented by the Management of Telefônica Brasil, by Baker Tilly 4Partners Auditores Independentes Ltda., and the favorable opinion of the Fiscal Council and Audit and Control Committee, unanimously express a favorable opinion regarding the 2024 Financial Statements and the Results Allocation Proposal, and determine their submission for appraisal at the General Shareholders’ Meeting of Telefônica Brasil, pursuant to the Corporations Law.

São Paulo, February 20th, 2025.

Eduardo Navarro de Carvalho Chairman of the Board of Directors	Alfredo Arahuetes García Member
Ana Theresa Masetti Borsari Member	Andrea Capelo Pinheiro Member
Christian Mauad Gebara Member	Denise Soares dos Santos Member
Ignácio Moreno Martínez Member	Francisco Javier de Paz Mancho Member
José María Del Rey Osorio Member Solange Sobral Targa Member	Jordi Gual Solé Member Juan Carlos Ros Brugueras Member

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	Febraury 25, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director